CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,000,000	$114.60*

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
*	This additional filing fee relates solely to the additional issuance of $1,000,000 principal amount of the Securities (CUSIP: 06741JJ26). A filing fee of $10.31 was previously paid in connection with the issuance of, among other things, $90,000 principal amount of the Securities on July 27, 2012. A filing fee of $114.60 was previously paid in connection with the issuance of, among other things, $1,000,000 principal amount of the Securities on August 22, 2012. The new aggregate principal amount of the Securities is $2,090,000.

Pricing Supplement dated as of July 27, 2012, amended as of September 05, 2012 (To the Prospectus dated August 31, 2010, and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

BARCLAYS BANK PLC

Barclays Reverse Convertible NotesSM	All Asset Classes and Structures Under One RoofSM

Terms used in this pricing supplement are described or defined in the prospectus supplement. The reverse convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

Each reference asset below is in the form of a linked share and represents a separate Note offering. The purchaser of a Note will acquire a security linked to a single linked share (not a basket or index of linked shares). The following terms relate to each separate Note offering:

•	Issuer: Barclays Bank PLC

•	Original Issue date: July 31, 2012

•	Initial valuation date: July 27, 2012

•	Final valuation date: July 25, 2013

•	Maturity date: July 30, 2013

•	Initial price: Closing price of the linked share on the initial valuation date.

•	Final price: Closing price of the linked share on the final valuation date.

•	Protection price: The protection level multiplied by the initial price, rounded to the nearest cent as appropriate.
•

Interest payment dates: Paid monthly in arrears on the same day of the month as the original issue date (except for any month where any such day does not exist in which case the interest payment date will be the last day of such month) and calculated on a 30/360 basis, commencing on the month following the original issue date.

•	Public Offering Price: Variable Price Re-offer**

•	Tax allocation of coupon rate:

Deposit income*: 0.81%

Put premium: The coupon rate minus the deposit income.

The following terms relate to the specific Note offering for each respective linked share:

Linked Share	Initial Share Price	Page Number	Ticker Symbol	Re- opening Principal Amount***	Re- opening Trade Date	Re- Opening Issue Date	Coupon Rate*	Protection Level	Aggregate Proceeds to Issuer on the Re-opening Issue Date**	Note Issuance#	CUSIP/ ISIN
eBay Inc.	$45.28	PS-11	EBAY	$1,000,000	September 5, 2012	September 10, 2012	8.00%	75.00%	$979,000	E-7387	06741JJ26/ US06741JJ260

Linked Share	Initial Share Price	Page Number	Ticker Symbol	Principal Amount	Coupon Rate*	Protection Level	Aggregate Proceeds to Issuer**	Note Issuance#	CUSIP/ISIN
JPMorgan Chase & Co.	$36.89	PS-9	JPM	$220,000	8.00%	75.00%	$215,380	E-7386	06741JH93/ US06741JH934

*	Annual Rate
**	Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $21.00 per $1,000 principal amount, or 2.10%, resulting in aggregate proceeds to Barclays Bank PLC with respect to each Note offering as indicated in the table above. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.
***	$90,000 principal amount of Barclays Reverse Convertible Notes due July 30, 2013 (CUSIP: 06741JJ26) were issued on July 31, 2012, the original issue date. An additional $1,000,000 principal amount of such Notes were issued on August 27, 2012. The Notes traded on the Re-opening Trade Date will be issued in an aggregate principal amount of $1,000,000 and will be a further issuance of, and will form a single tranche with, the Notes issued on the original issue date and on August 27, 2012. The Notes will have the same CUSIP and ISIN numbers as the other Notes of this tranche and are expected to settle on the Re-opening Issue Date. The Notes will trade interchangeably with the other Notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding Notes of this tranche to US $2,090,000.

Any payment due on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.

See “Risk Factors” in this pricing supplement and beginning on page S-6 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

GENERAL TERMS FOR EACH NOTES OFFERING

This pricing supplement relates to separate Note offerings, each linked to a different linked share. The purchaser of a Note will acquire a security linked to a single linked share (not to a basket or index of linked shares) identified on the cover page. You may participate in any one of the Notes offerings or, at your election, in more than one. Although each Note offering relates only to the individual linked share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any of those linked shares or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus and prospectus supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus dated August  31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-6 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Single Equity Risk—The price of the linked share can rise or fall sharply due to factors specific to the linked share and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the linked share.

Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the price of the linked share.

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the linked share would have.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this preliminary pricing supplement, including but not limited to the final valuation date, the initial price, the final price, the protection level, the protection price, the physical delivery amount and any combination thereof as described in the following sections of the accompanying prospectus supplement.

•

For a description of what constitutes a market disruption event and the consequences thereof, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•

For a description of further adjustments that may affect the linked share, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the linked shares is lower than the initial price of the linked shares; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the linked shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount of your notes reduced by the percentage decrease in the price of the linked shares from the initial price to the final price.

If you receive shares of the linked shares in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the shares of the linked shares you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the original issue date specified on the front cover at the coupon rate specified on the front cover of this pricing supplement. The interest paid, if any, will include interest accrued from the original issue date or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or maturity date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the linked shares. The physical delivery amount, the initial price of the linked shares and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

U.S. Holders

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is not more than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances, the Notes may be outstanding for more than one year, it is possible that the Deposits may not be treated as short-term obligations. In that event, the U.S. federal income tax treatment of the Deposits would be described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.

On the cover page we have determined the yield on the Deposit and the Put Premium with respect to each Note, which are treated as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. In addition, we intend to treat any discount on the Notes as attributable to the Put Options, and therefore as if Put Premium equal to the discount is paid to the holder. However, the IRS could assert that any discount on the Notes should be attributable in whole or in part to the Deposits. Moreover, if the IRS were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ.

On December 7, 2007, the IRS released a notice that may affect the taxation of U.S. holders of certain notes (which may include the Notes). According to the notice, the IRS and the Treasury Department are actively considering whether a U.S. holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

It is possible, however, that under such guidance, U.S. holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. holders who are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Beginning in 2013, U.S. holders that are individuals, estates and certain trusts will be subject to an additional 3.8% “Medicare tax” on all or a portion of their “net investment income,” which may include the coupon payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Non-U.S. Holders

We currently do not withhold for tax on coupon payments made to non-U.S. holders of the Notes. However, if we determine that there is a material risk that we will be required to withhold on any such payments, we may withhold on such payments at a 30% rate, or require an appropriate and valid IRS Form W-8 from non-U.S. holders to avoid withholding for tax.

In addition, Section 871(m) of the Internal Revenue Code requires withholding on certain payments that are contingent upon or determined by reference to the payment of a U.S.-source dividend. It is unclear whether Section 871(m) applies to payments on the Notes. We currently do not withhold for tax under Section 871(m) in respect of the Notes. However, final regulations under Section 871(m) have not yet been issued. If there is a material risk that Section 871(m) applies to the Notes, we may withhold 30% of all or a portion of any payment to a non-U.S. holder of a Note or may require the non-U.S. holder to provide certifications to avoid withholding or qualify for a reduced rate of withholding. Non-U.S. holders should consult their tax advisors regarding the potential application of Section 871(m) to payments on the Notes.

Non-U.S. holders also are subject to the general rules regarding information reporting and backup withholding described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by a company issuing a linked share can be located by reference to the relevant linked share SEC file number specified below.

The summary information below regarding the companies issuing the linked shares comes from the issuers’ respective SEC filings. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the companies issuing the linked shares or of any other publicly available information regarding each such issuer.

Description of Hypothetical Examples

Each linked share described below contains a Table of Hypothetical Values at Maturity, based on the assumptions outlined for each linked share, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the linked shares, based on certain percentage changes between the initial price and final price of the linked shares (prior to the deduction of any applicable brokerage fees or charges).

In each Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

On the final valuation date, the final price of the linked shares is determined.

If the final price of the linked shares is at or above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the linked shares is below its initial price but the closing price of the linked shares never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the linked shares is below its initial price and the closing price of the linked shares fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount of your notes reduced by the percentage decrease in the price of the linked shares from the initial price to the final price.

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the price of the linked shares from the initial price to the final price, if the coupon yield on the Notes exceeds the dividend yield on the linked shares, the total return on the Notes would be higher relative to the total return of an investment in the linked shares (subject to any differences attributable to potentially different tax consequences arising from investing in the Notes as opposed to investing directly in the linked share).

If you had invested directly in the linked shares for the same period, you would have received total cash payments representing the number of shares of the linked shares you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the linked shares. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial valuation date and is held constant regardless of the final price of the linked shares (subject to any differences attributable to potentially different tax consequences arising from investing in the Notes as opposed to investing directly in the linked share).

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the price of the linked shares from the initial price to the final price, if the coupon yield on the Notes was less than the dividend yield on the linked shares, the total return on the Notes would be lower relative to the total return of an investment in the linked shares (subject to any differences attributable to potentially different tax consequences from investing in the Notes as opposed to investing directly in the linked share).

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the linked shares is set forth below in the Table of Hypothetical Values at Maturity.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

JPMorgan Chase & Co.

According to publicly available information, JPMorgan Chase & Co. (the “Company”) is a financial holding company. The Company’s principal bank subsidiaries are JPMorgan Chase Bank, NA, and Chase Bank USA, NA, which is the Company’s credit card–issuing bank. The Company’s principal nonbank subsidiary is its investment banking firm, J.P. Morgan Securities LLC, The bank and nonbank subsidiaries of the Company operate throughout the United States and through overseas branches and subsidiaries, representative offices and subsidiary foreign banks.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-05805, or its CIK Code: 0000019617. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “JPM”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The historical performance of the linked share should not be taken as an indication of the future performance of the share during the term of the Notes.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2007	$51.95	$45.91	$48.38
June 30, 2007	$53.25	$47.70	$48.45
September 30, 2007	$50.48	$42.18	$45.82
December 31, 2007	$48.02	$40.15	$43.65
March 31, 2008	$49.28	$36.02	$42.95
June 30, 2008	$49.75	$33.96	$34.31
September 30, 2008	$48.35	$29.25	$46.70
December 31, 2008	$50.50	$19.69	$31.53
March 31, 2009	$31.64	$14.96	$26.58
June 30, 2009	$38.94	$25.32	$34.11
September 30, 2009	$46.50	$31.59	$43.82
December 31, 2009	$47.47	$40.06	$41.67
March 31, 2010	$46.05	$37.03	$44.75
June 30, 2010	$48.20	$36.51	$36.61
September 30, 2010	$41.70	$35.16	$38.07
December 31, 2010	$43.12	$36.54	$42.42
March 31, 2011	$48.35	$42.65	$46.10
June 30, 2011	$47.80	$39.25	$40.94
September 30, 2011	$42.54	$28.53	$30.12
December 31, 2011	$37.54	$27.85	$33.25
March 31, 2012	$46.49	$34.01	$45.98
June 30, 2012	$46.35	$30.83	$35.73
July 27, 2012*	$37.20	$33.10	$36.89

*	High, low and closing prices are for the period starting July 1, 2012 and ending July 27, 2012.

Hypothetical Examples

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Linked share: JPM

Initial price: $36.89

Protection level: 75.00%

Protection price: $27.67

Physical delivery amount: 27 ($1,000/Initial price)

Fractional shares: 0.107617

Coupon: 8.00% per annum

Maturity: July 30, 2013

Dividend yield: 2.98% per annum

Coupon amount monthly: $6.67

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Shares
+ 100%	8.00%		102.98%
+ 90%	8.00%		92.98%
+ 80%	8.00%		82.98%
+ 70%	8.00%		72.98%
+ 60%	8.00%		62.98%
+ 50%	8.00%		52.98%
+ 40%	8.00%		42.98%
+ 30%	8.00%		32.98%
+ 20%	8.00%		22.98%
+ 10%	8.00%		12.98%
+ 5%	8.00%		7.98%

0%	8.00%		2.98%

	Protection Price Ever Breached?
	NO	YES
- 5%	8.00%	3.00%	-2.02%
- 10%	8.00%	-2.00%	-7.02%
- 20%	8.00%	-12.00%	-17.02%
- 30%	N/A	-22.00%	-27.02%
- 40%	N/A	-32.00%	-37.02%
- 50%	N/A	-42.00%	-47.02%
- 60%	N/A	-52.00%	-57.02%
- 70%	N/A	-62.00%	-67.02%
- 80%	N/A	-72.00%	-77.02%
- 90%	N/A	-82.00%	-87.02%
- 100%	N/A	-92.00%	-97.02%

eBay Inc.

According to publicly available information, eBay Inc. (the “Company”) provides online marketplaces for the sale of goods and services as well as other online commerce, or ecommerce, platforms and online payment solutions to a diverse community of individuals and businesses.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-24821, or its CIK Code: 0001065088. The Company’s common stock is listed on the Nasdaq under the ticker symbol “EBAY.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The historical performance of the linked share should not be taken as an indication of the future performance of the share during the term of the Notes.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2007	$34.34	$28.60	$33.15
June 30, 2007	$35.41	$30.41	$32.18
September 30, 2007	$39.49	$31.87	$39.02
December 31, 2007	$40.73	$30.95	$33.19
March 31, 2008	$33.51	$25.33	$29.84
June 30, 2008	$33.47	$26.89	$27.33
September 30, 2008	$29.13	$19.95	$22.38
December 31, 2008	$22.23	$10.91	$13.96
March 31, 2009	$15.48	$9.91	$12.56
June 30, 2009	$18.39	$12.28	$17.13
September 30, 2009	$24.73	$15.78	$23.61
December 31, 2009	$25.80	$21.52	$23.54
March 31, 2010	$28.36	$21.52	$26.95
June 30, 2010	$27.67	$19.54	$19.61
September 30, 2010	$25.16	$19.06	$24.40
December 31, 2010	$31.64	$23.94	$27.83
March 31, 2011	$35.35	$27.22	$31.04
June 30, 2011	$34.65	$28.16	$32.27
September 30, 2011	$34.99	$26.86	$29.49
December 31, 2011	$34.43	$27.42	$30.33
March 31, 2012	$38.18	$29.55	$36.89
June 30, 2012	$43.93	$35.32	$42.01
July 27, 2012*	$45.48	$38.06	$45.28

*	High, low and closing prices are for the period starting July 1, 2012 and ending July 27, 2012.

Hypothetical Examples

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Linked share: EBAY

Initial price: $45.28

Protection level: 75.00%

Protection price: $33.96

Physical delivery amount: 22 ($1,000/Initial price)

Fractional shares: 0.084806

Coupon: 8.00% per annum

Maturity: July 30, 2013

Dividend yield: 0.00% per annum

Coupon amount monthly: $6.67

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Shares
+ 100%	8.00%		100.00%
+ 90%	8.00%		90.00%
+ 80%	8.00%		80.00%
+ 70%	8.00%		70.00%
+ 60%	8.00%		60.00%
+ 50%	8.00%		50.00%
+ 40%	8.00%		40.00%
+ 30%	8.00%		30.00%
+ 20%	8.00%		20.00%
+ 10%	8.00%		10.00%
+ 5%	8.00%		5.00%

0%	8.00%		0.00%

	Protection Price Ever Breached?
	NO	YES
- 5%	8.00%	3.00%	-5.00%
- 10%	8.00%	-2.00%	-10.00%
- 20%	8.00%	-12.00%	-20.00%
- 30%	N/A	-22.00%	-30.00%
- 40%	N/A	-32.00%	-40.00%
- 50%	N/A	-42.00%	-50.00%
- 60%	N/A	-52.00%	-60.00%
- 70%	N/A	-62.00%	-70.00%
- 80%	N/A	-72.00%	-80.00%
- 90%	N/A	-82.00%	-90.00%
- 100%	N/A	-92.00%	-100.00%